Han Logistics, Inc.

3889 Vistacrest Drive

Reno, Nevada  89509

November 15, 2010

Tom Kluck, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Preliminary Information Statement on Schedule 14C of Han Logistics, Inc., a

Nevada corporation (the “Company”)

Commission File No. 000-52273

Dear Mr. Kluck:

I am writing with reference to your comment letter, dated November 9, 2010, on the above-referenced filing.  Your comment, and the Company’s response, are as follows:

1.  We note that you are seeking to increase the number of authorized common shares and to amend the charter to permit the Board of Directors to change the company’s name in certain circumstances without stockholder approval.  It appears from your disclosure that those actions are being taken in preparation for an acquisition transaction.  Please revise your proxy statement to include the information required by Item 14 of Schedule 14A or tell us why the disclosure is not required.  Refer to Note A to Schedule 14A.

Because the Company has not entered into any agreement with respect to any acquisition transaction, there is nothing to disclose in this regard.  Based on recent telephone conversations with counsel for the entity that would be acquired, it appears that such a transaction is now less likely than it was when the Company filed its preliminary information statement on October 25, 2010.  In addition, the Company had been contemplating the amendment and restatement of its Articles to effectuate these changes as long ago as December, 2009, going so far as to engage its counsel to draft Amended and Restated Articles, a Board of Directors consent and a preliminary information statement at that time.  The Company regards these as general “housekeeping” matters that it wishes to address regardless of the existence of any imminent potential transaction.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HAN LOGISTICS, INC., a Nevada

corporation

By /s/ Amee Han Lombardi

Amee Han Lombardi, President